UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CloudCommerce, Inc.

(Name of issuer)

Common Stock, Par Value $0.001 Per Share

(Title of class of securities)

189125107

(CUSIP number)

Andrew Van Noy 1933 Cliff Drive, Suite 1, Santa Barbara, California 93109 800-964-3313 -------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

June 27, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189125107

(1)	Names of reporting persons Andrew Van Noy
(2)	Check the appropriate box if a member of a group (see instructions) (a) /_/ (b) /_/
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) /_/
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,604,651
	(8)	Shared voting power
	(9)	Sole dispositive power 8,604,651
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 8,604,651
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 6.62% (1)
(14)	Type of reporting person (see instructions) IN

(1)     Percentage is based upon 129,899,595 shares of common stock outstanding as of June 27, 2016.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of CloudCommerce, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1933 Cliff Drive, Suite 1, Santa Barbara, California 93109.

Item 2.	Identity and Background

(a)	This statement is being filed by Andrew Van Noy (the "Reporting Person").
(b)	The Reporting Person's principal business address is 1933 Cliff Drive, Suite 1, Santa Barbara, CA 93109.
(c)	Reporting Person is the Chief Executive Officer, President and Chairman of the Issuer.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 5, 2011, the Reporting Person acquired a warrant (the "Warrant") to purchase 10,000,000 shares of Common Stock of the Issuer. The Warrant was acquired from a third party and not directly from the Issuer.  On June 22, 2016, the Reporting Person exercised the Warrant pursuant to a cashless exercise and was issued 8,604,651 shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction

All of the Issuer's securities owned by the Reporting Person have been acquired for investment purposes only.  The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 8,604,651 shares, or 6.62%, of the Issuer's common stock.
(b)	The Reporting Person holds the voting and dispositive power over the shares held.
(c)	Except for the transaction which is the subject of this Schedule 13D, there were no other transactions effected in the last 60 days by the Reporting Person.
(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the securities reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2016	By: /s/ Andrew Van Noy
Andrew Van Noy